September 8, 2010

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 001-33622

Dear Ms. Collins:

On behalf of VMware, Inc. (‘we,” “our,” or the “Company”), this responds to the comment letter to Paul Maritz, the Company’s President and Chief Executive Officer, dated August 25, 2010 (the “August Letter”), from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and our prior response (the “Prior Response”) to your earlier letter of July 20, 2010.

For your convenience, our response below corresponds to the italicized comment that immediately precedes it which has been reproduced from the August Letter.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 50

1.

We note from your response to prior comment 2 that the company seeks to highlight the material factors contributing to a change in results of operations in favor of merely quantifying each item that contributed to such change. However, in certain circumstances you highlight several factors that contribute to a change and it is difficult to tell how each of these factors materially impacted your results or if certain of these factors contributed more to the change than others. Also, it is unclear how using qualitative language such as “primarily” provides context for the relative importance of the factors particularly when you use this language to preface multiple factors that contributed to a particular change. For instance, in your discussion regarding the increase in sales and marketing expense you cite three items that primarily contributed to the increase in such costs and three items which helped offset such increase. We continue to believe that, at a minimum, quantification of those individual factors that played a more significant role in the change would provide meaningful information in assessing your results of operations. In addition, prefacing the reference to the various sources of change with language such a “primarily,” appears to only obscure the reader’s ability to identify the more significant sources of the change. Please supplementally provide a quantified breakdown of the various factors noted in your disclosures and describe how you will revise the disclosures in your future filings to at least quantify those factors that most contributed to the change in your results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of 34-26831.

Response: The Company advises the Staff that, as discussed in the Prior Response, we do carefully consider the Staff and Commission’s MD&A guidance in order to ensure that all material information necessary for an understanding in changes in the Company’s results of operations is disclosed with a focus on material and important factors so as not to dilute disclosure to investors with a significant amount of immaterial information.

As requested by the Staff, the Company refers the Staff to Attachment A to this response for quantification of the individual factors cited in the “operating expenses” section of the MD&A in the Form 10-K for changes in operating expenses for 2009 compared to 2008. In light of the Staff’s comments in the August Letter, the Company will undertake to provide a further quantified breakdown of the individual factors significant to a material change in the Company’s financial results when multiple factors contribute to such change and quantification is practicable. For example, with respect to a change similar to the increase in sales and marketing expenses for 2009 compared to 2008 disclosed in the Form 10-K, the Company would provide a description in the following format in future filings (note that for the convenience of the Staff, the following example utilizes results for the year ended December 31, 2009 provided supplementally in Attachment A):

“Sales and Marketing Expenses

Our sales and marketing expenses include personnel costs, sales commissions, and related overhead associated with the sale and marketing of our license and services offerings, as well as the cost of product launches and certain marketing initiatives, including our semi-annual VMworld conference. Sales commissions are generally earned and expensed when a firm order is received from the customer.

After considering the effect of stock-based compensation, employer payroll tax on employee stock transactions and intangible amortization discussed above, the increase in core sales marketing expense was $76.1 or 13% in 2009. The increase between 2009 and 2008 was primarily due to increases in employee-related expenses of $75.7 arising from higher commissions, increased salaries and benefits expenses resulting from increased sales volumes and incremental headcount added in conjunction with our international expansion, as well as increased spending to enhance the sales and marketing systems infrastructure of our business of $20.4. These cost increases were partially offset by the benefit we received from the movement of the U.S. Dollar of approximately $16.6, decreased travel and entertainment costs resulting from the austerity measures we implemented in the fourth quarter of 2008 and continued in 2009 of $13.1, and decreased marketing program expenses as compared with our branding initiative in 2008.

A portion of our sales and marketing expenses is denominated in foreign currencies and thus exposed to foreign exchange rate fluctuations. As exchange rates vary, the amount of sales and marketing expenses may fluctuate in response to changes in the exchange rate between the U.S. Dollar and the foreign currencies in which the expenses are payable.”

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-5160 (telephone) or (650) 427-1050 (facsimile).

Very truly yours,

/s/ ROBYNNE SISCO Robynne Sisco
Chief Accounting Officer
Corporate Controller

cc:	Robert Benton, Staff Accountant, Securities and Exchange Commission
Mark Peek, Chief Financial Officer, VMware, Inc.
S. Dawn Smith, Senior Vice President and General Counsel, VMware, Inc.
Craig Norris, Vice President, Deputy General Counsel, VMware, Inc.
Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.

Attachment A

All amounts below are presented in millions and represent changes in operating expenses for 2009 as compared to 2008.

Stock-Based Compensation Expense, Gross

Increase due to restricted stock unit grants made in September 2008 to certain international employees who were not eligible to participate in the 2008 Exchange Offer and to various other employees for retention purposes	$36.1

Increase due to refresh awards made to our existing employees in the second quarter of 2009	$14.8

Increase due to equity awards issued in connection with the acquisition of SpringSource in the third quarter of 2009	$14.3

Capitalized Software Development Costs, Net

Decrease in capitalized software development costs as a result of reduced costs capitalized on VMware vSphere	$(37.7)

Increase in amortization due to the general release of VMware VSphere in the second quarter of 2009	$38.7

Intangible Amortization and Other

Decrease due to the lack of expensed in-process research and development in 2009	$(6.6)

Decrease due to intangible amortization ceasing on historical acquisitions offset in part by additional amortization for new acquisitions	$(3.3)

Cost of License Revenues

Increase due to additional royalty costs in connection with products licensed from third-party providers	$8.3

Cost of Services Revenues

Increase due to incremental costs associated with increased services revenues	$10.5

Increase due to incremental headcount to support the services function	$8.4

Increase in certain employee-related costs related to relocating certain positions to lower-cost locations	$2.9

Decrease in certain costs that were previously categorized as cost of services revenues that are now recorded in other operating expense categories on our consolidated statement of income	$(11.3)

Research and Development Expenses

Increase in salaries and benefits expenses resulting from incremental headcount from strategic hiring	$27.6

Decrease in costs resulting from austerity measures we implemented in fourth quarter of 2008	$(11.1)

Sales and Marketing Expenses

Increase related to higher commission expense and salaries and benefits expenses resulting from increased sales volumes and incremental headcount added in conjunction with our international expansion	$75.7

Increase in spending to enhance the sales and marketing systems infrastructure of our business	$20.4

Decrease related to the benefit we received from the movement of the U.S. Dollar	$(16.6)

Decrease in travel and entertainment costs resulting from the austerity measures we implemented in the fourth quarter of 2008	$(13.1)

Decrease in marketing program expenses compared with our branding initiative in 2008	$(8.8)

General and Administrative Expenses

Increase as a result of increased salaries and benefits expenses resulting from additional personnel employed to enhance the infrastructure of our business and to expand our own administrative functions	$14.6

Increase in certain employee-related costs related to relocating certain positions to lower-cost locations	$4.6

Decrease in other general and administrative costs, including legal expenses	$(2.2)